Colive, Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
4000 Revenue - Net	
4002 Revenue - Gross Sales	
4110 Product Sales	155,802.46
Total 4002 Revenue - Gross Sales	**155,802.46**
Total 4000 Revenue - Net	**155,802.46**
4200 Sales Discounts & Allowances	
4220 Sales Promotions & Discounts	-64,532.44
Total 4200 Sales Discounts & Allowances	**-64,532.44**
Total Income	**$91,270.02**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 COGS - Finished Goods	66,910.20
Total 5000 Cost of Goods Sold	**66,910.20**
Total Cost of Goods Sold	**$66,910.20**
GROSS PROFIT	**$24,359.82**
Expenses	
5150 Product Transportation & Logistics	
5155 Finished Goods Storage & Shipping	33,489.57
Total 5150 Product Transportation & Logistics	**33,489.57**
5300 Marketing Expenses	
5350 Marketing & Branding Consultants	41,049.22
5360 Advertising - Amazon	1,454.90
5362 Advertising - FB&IG	3,889.02
5370 Selling & Marketing IT Apps	7,820.74
Total 5300 Marketing Expenses	**54,213.88**
6000 Operating Expenses	
5400 Research & Development	
5430 Testing & Evaluation	136.26
Total 5400 Research & Development	**136.26**
6200 Benefits	
6240 Allowances & Education	3,131.97
Total 6200 Benefits	**3,131.97**
6400 Office Equipment & Supplies	
6405 Office & Operating Supplies	135.00
Total 6400 Office Equipment & Supplies	**135.00**

Colive, Inc.

Profit and Loss

January - December 2022

	TOTAL
6500 Professional Services	
6505 Accounting Fees	1,024.00
6507 Legal Fees	618.00
Total 6500 Professional Services	**1,642.00**
6550 Transaction Fees	
6555 Banking Fees	186.30
6570 Website Fees (Shopify & Stripe)	29.47
6575 Amazon Selling Fees	2,292.87
Total 6550 Transaction Fees	**2,508.64**
6700 Insurance	
6710 Liability Insurance	567.52
Total 6700 Insurance	**567.52**
6800 Other Office Expenses	
6807 Office & Operating IT Apps	5,408.50
6820 Membership, Dues & Subscriptions	1,151.00
6830 Permits & Licenses	720.00
Total 6800 Other Office Expenses	**7,279.50**
Total 6000 Operating Expenses	**15,400.89**
Total Expenses	**$103,104.34**
NET OPERATING INCOME	**$ -78,744.52**
Other Income	
7700 Other Income	
7710 Dividends & Interest	0.48
7720 Currancies Exchange Gain(Loss)	-643.79
7740 Inventory Free Fill	90,780.00
Total 7700 Other Income	**90,136.69**
Total Other Income	**$90,136.69**
Other Expenses	
Unrealized Gain or Loss	0.00
7800 Other Expense	
7850 Loan Interest Expense	0.00
Total 7800 Other Expense	**0.00**
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$90,136.69**
NET INCOME	**$11,392.17**

Colive, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash	
1001 SVB Check 7255	8,847.19
1002 SVB Save 8645	5,001.12
1010 Mercury Check 1343	14,948.15
1070 Wise (USA) EUR	0.00
1075 Wise (USA) USD	0.00
Total 1000 Cash	**28,796.46**
Total Bank Accounts	**$28,796.46**
Accounts Receivable	
1200 Accounts Receivable - Net	
1210 Accounts Receivable - Gross	8,227.88
Total 1200 Accounts Receivable - Net	**8,227.88**
Total Accounts Receivable	**$8,227.88**
Other Current Assets	
1400 Inventory	
1450 Finished Goods	23,869.80
Total 1400 Inventory	**23,869.80**
1500 Other Current Assets	
1510 Shopify Clearing Account	305.23
1530 Amazon Clearing Account	101.82
Total 1500 Other Current Assets	**407.05**
Undeposited Funds	0.00
Total Other Current Assets	**$24,276.85**
Total Current Assets	**$61,301.19**
TOTAL ASSETS	**$61,301.19**

Colive, Inc.

Balance Sheet
As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	
2010 Accounts Payable - Sub Acct	0.00
Total 2000 Accounts Payable	**0.00**
Total Accounts Payable	**$0.00**
Credit Cards	
2080 Credit Cards	
2082 Credit Card	0.00
2084 SVB Credit card (7047)	0.00
Total 2080 Credit Cards	**0.00**
Total Credit Cards	**$0.00**
Other Current Liabilities	
2300 Other Current Liabilities	
2350 Due To CLV LTD	0.00
Total 2300 Other Current Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
3000 Equity	
3007 Owner's Investment	130,887.38
Total 3000 Equity	**130,887.38**
3480 Retained Earnings	-48,220.20
Opening Balance Equity	-32,758.16
Net Income	11,392.17
Total Equity	**$61,301.19**
TOTAL LIABILITIES AND EQUITY	**$61,301.19**

Colive, Inc.

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	11,392.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Accounts Receivable - Net:Accounts Receivable - Gross	-8,301.62
1450 Inventory:Finished Goods	3,630.20
1510 Other Current Assets:Shopify Clearing Account	-305.23
1530 Other Current Assets:Amazon Clearing Account	-101.82
2010 Accounts Payable:Accounts Payable - Sub Acct	-27,500.00
2082 Credit Cards:Credit Card	-20,042.62
2084 Credit Cards:SVB Credit card (7047)	-1,933.15
2350 Other Current Liabilities:Due To CLV LTD	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-54,554.24**
Net cash provided by operating activities	**$ -43,162.07**
FINANCING ACTIVITIES	
3007 Equity:Owner's Investment	16,233.60
Net cash provided by financing activities	**$16,233.60**
NET CASH INCREASE FOR PERIOD	**$ -26,928.47**
Cash at beginning of period	55,724.93
CASH AT END OF PERIOD	**$28,796.46**